Exhibit 4.3

CALIFORNIA STEEL INDUSTRIES, INC.

RESTATED SHAREHOLDERS’ AGREEMENT

April 1, 2008

RIO DOCE LIMITED

COMPANHIA VALE DO RIO DOCE

JFE STEEL CORPORATION

SHAREHOLDERS’ AGREEMENT

RIO DOCE LIMITED (hereinafter called “RDL”), a corporation organized and existing under the laws of the State of New York, USA with its principal office at 800 Third Avenue, 19th Floor, c/o Geller & Company, New York, NY 10022, USA, an affiliated corporation of COMPANHIA VALE DO RIO DOCE (hereinafter called “CVRD”), a corporation organized and existing under the laws of the Federative Republic of Brazil with its principal office at Avenida Graça Aranha, 26, Rio de Janeiro, Brazil, on one side.

JFE Steel Corporation, (hereinafter called “JFE”), a corporation organized and existing under the laws of Japan with its principal office at 2-3 Uchisaiwai–cho 2-chome, Chiyoda-ku, Tokyo, Japan, on the other side.

RDL and JFE hereinafter sometimes referred to individually as a “Party” and collectively as the “Parties”;

WITNESSETH THAT:

WHEREAS, California Steel Industries, Inc. (hereinafter called “the Company”) was organized in 1984 to acquire the assets of the former Kaiser Steel Corporation in Fontana, California, and to use those assets in the manufacture and sale of steel products; and

WHEREAS, the Parties, through the assignment of their personnel to the Company in positions of management and operations, have brought extensive experience in the steel industry to the development of the business of the Company; and

WHEREAS, the Company has undertaken substantial investment and efforts to modernize the manufacturing infrastructure of the Fontana facilities with resulting achievements in plant safety and efficiency; and

WHEREAS, the Company has successfully proven a business model based upon manufacturing product from semi-finished steel slab, being the first Company in the United States to operate under such model; and enabling the Company to become the leading producer of flat rolled steel in the western United States, producing the widest range of flat rolled steel products in the region, including hot rolled, cold rolled and galvanized coil and sheet, and enabling the Company to become the leading producer of flat rolled steel in the western United States, producing the widest range of flat rolled steel products in the region, including hot rolled, cold rolled and galvanized coil and sheet; and

WHEREAS, the success of the Company in part has been due to the agreements and relationship between the Parties as reflected in earlier versions of this Shareholder’s Agreement; and

WHEREAS, RDL and JFE desire to continue to provide for the success and efficient operation of the Company by setting forth certain principles and agreements between the shareholders of the Company;

NOW THEREFORE, in consideration of the premises and covenants herein contained, the Parties do hereby agree as follows:

ARTICLE 1 OBJECT

The Parties agree that the object of this Agreement is to provide a framework for the organization and operation of the Company which builds upon the success of the Company as described in the recitals above and provides a platform for continued growth and profitability. Any matter which is not directly addressed in this Agreement shall be governed by the terms of the Certificate of Incorporation or the Bylaws of the Company.

ARTICLE 2 CAPITAL STOCK

2.1	The capital stock of the Company is currently distributed between the Parties as follows:

Shareholder	Common Shares of the Company
RDL	50%
JFE	50%

2.2	The characteristics and rights of the common stock of the Company shall be as set forth in the Certificate of Incorporation, as the same may be amended in accordance with Article 3.

2.3	In the event the capital stock of the Company is increased from time to time, such increase shall be represented by the common stock, and/or the preferred stock, as agreed upon between the Parties, and each of the Parties shall have the right and obligation to subscribe to and pay fully for such new shares in proportion to their respective shareholding ratio of the common stock of the Company. However, either Party may let its Affiliated Corporation(s) subscribe, in whole or in part, to the share to be issued to it pursuant to the provisions of Section 9.2 hereof.

2.4	For the purpose of this Agreement, “Affiliated Corporation” means a corporation which, directly or indirectly, controls, is controlled by, or is under common control with the Party and has a common policy with respect to this Agreement. As used herein, the term “control” means the ownership of more than fifty percent(50%) of the outstanding voting stock of the corporation concerned, but shall include also any direct or indirect stock ownership which permits de facto control.

ARTICLE 3 AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS

3.1	The Certificate of Incorporation and Bylaws of the Company may be amended from time to time upon mutual agreement between the Parties in accordance with the procedure set forth under Section 4.3 hereof.

3.2	The Parties recognize that the contents of the Certificate of Incorporation and Bylaws of the Company shall always be read, interpreted and applied within the spirit and the provisions of this Agreement. The Parties recognize further that the contents of certain provisions of the Certificate of Incorporation and Bylaws are more fully explained in this Agreement.

ARTICLE 4 MEETING OF SHAREHOLDERS

4.1	There shall be an annual meeting of the Shareholders to elect directors, provided, however, that no annual meeting of the Shareholders shall be required if the Shareholders take action at least once a year to elect directors by unanimous written consent. Notwithstanding the foregoing, an annual meeting of the Shareholders may be held once a year to discuss the business of the Company at such date, time and place as the Board of Directors may determine.

4.2	The special meetings of Shareholders may be called at any time by the Chairman of the Board of Directors, upon resolution of the Board of Directors or upon the written request of any Shareholder. The special meetings of Shareholders shall be held at such place as the Board of Directors shall direct. At any special meeting of Shareholders, only such matters shall be discussed and decided as have been indicated by specific description in the notice thereof.

4.3	The Shareholders shall establish the general policies and guidelines for the administration of the Company. Furthermore, no action shall be taken on the matters specified below without the approval of the Shareholders, which approval shall be given at a meeting called to discuss such matters or by unanimous written consent in lieu of such a meeting:

(1)	Change in the business purposes of the Company;

(2)	Dissolution or liquidation of the Company, or merger or consolidation of the Company with any other corporation or entity;

(3)	Disposition of the whole or an important part of the business or assets of the Company;

(4)	Acquisition of the whole or any important part of the business or assets of any other corporation or entity;

(5)	Establishment of a subsidiary company of the Company or acquisition of the capital stock of any other entity;

(6)	Amendment of the Certificate of Incorporation and Bylaws of the Company;

(7)	Increase or decrease of the capital stock of the Company;

(8)	Redemption of the preferred stock or conversion of the preferred stock into the common stock;

(9)	Issuance of debentures convertible to stocks;

(10)	Appointment of the members of the Board of Directors of the Company;

(11)	Medium-term Business Plan of the Company including Investment Plan and its Annual Revisions;

(12)	Investment for improvement or expansion of the Company in excess of [two million five hundred thousand] U.S. dollars (U.S. [$2,500,000]), provided, however, that detailed information concerning any proposed capital expenditure shall be submitted to the Parties no less than thirty (30) days prior to any meeting or date upon which approval is being requested;

(13)	Contracts for leasing out the whole or an important part of the business or assets of the Company;

(14)	recommendations of the Shareholders to the Board of Directors regarding the disposition of profits or dealing with losses of the Company; and

(15)	Approval of the Board’s annual report and the annual financial statement of the Company.

4.4	Written notice of each meeting of Shareholders, whether it is an annual or a special meeting of Shareholders, specifying the place, day and time of the meeting and the purposes thereof, shall be delivered to each Party at least fifteen (15) days before the meeting. Such notice may be given by telefax, telex or airmail, addressed to each Party at its address registered on the books of the Company.

4.5	Meetings of the Shareholders may be held remotely via electronic means, provided that (a) the Company shall implement reasonable measures to permit all shareholders or proxyholder participating in the meeting to communicate with each other simultaneously and instantaneously, and to vote on matters submitted to the shareholders meeting; and (b) if any shareholder or proxyholder votes or takes other action at the meeting held via electronic means, a record of such vote or other action shall be maintained by the Company.

4.6	The Parties specifically agree that the meeting of Shareholders shall be legally convened only when both Shareholders are present, or legally represented by their respective agents, and the decisions thereat shall only be made the unanimous vote of the Parties.

4.7	Each Party entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such Party and filed with the Secretary of the Company, provided that no such proxy shall be valid after the expiration of one (1) year from the date of its execution, unless the Parties executing it specify therein a longer period of time.

ARTICLE 5 SHAREHOLDER’S REPRESENTATIVE

5.1	Each Party shall appoint a Shareholder Representative who shall be authorized to act on behalf of the Party in all matters requiring a vote or approval of the Shareholders pursuant to the terms of this Article 5. The appointment of the Shareholder Representative of a Party shall be made by written notice delivered to the other Party. A Party may remove or replace its Shareholder Representative upon written notice to the other Party.

5.2	The Shareholder Representatives shall act on all relevant matters submitted to them by the Chairman of the Board or by both or either Party. The Shareholder Representatives shall further resolve deadlocks among the Directors of the Company with respect to any issue under the authority of the Board of Directors. Upon the occurrence of a deadlock among the Directors of the Company which cannot be resolved within thirty (30) days, the Chairman of the Board shall refer the matter creating the deadlock to the Shareholder Representatives for review and consultation. If the Shareholder Representatives cannot resolve the deadlock, then no action shall be taken on such matter.

5.3	Meetings of the Shareholder Representatives shall be held when called upon by the Chairman of the Board of Directors, or at the request of both or either Party. The time, place and manner of such meetings shall be as mutually agreed between the Shareholder Representatives. Any decision by the Shareholder Representatives to take action shall always be taken by unanimous affirmative vote and shall carry the same effect for corporate purposes as a unanimous vote of the Shareholders.

ARTICLE 6 BOARD OF DIRECTORS

6.1	The Board of Directors shall consist of four (4) Directors. Individuals eligible to be Directors shall consist of directors, officers or employees of the Shareholders or independent third parties. One of the Directors shall be elected as Chairman by and among the Directors. RDL and JFE shall have the right to appoint two (2) Directors each. If an interim appointment is necessary due to the resignation, removal or unavailability of a Director to fulfill his duties, then the Shareholder who appointed such Director shall have the right to name an interim Director.

6.2	The Chairman of the Board of Directors shall call and preside at all meetings of Shareholders and of the Board of Directors.

6.3	The term of office of each Director shall be for one (1) year and shall extend until his or her successor has been appointed and qualified or until he or she shall resign or have been removed in the manner provided in the Bylaws.

6.4	The business and affair of the Company shall be managed under the direction of the Board of Directors. In the event of a deadlock between the Directors with respect to any issue under the authority of the Board, the matter shall be submitted to the Shareholder Representatives as required in Article 5.

6.5	The regular meetings of the Board of Directors shall be held no less than twice per year and the special meetings of the Board of Directors shall be held whenever called by its Chairman, at his own initiative, or upon request of any Director. The meetings shall take place at the head office of the Company, located at Fontana, California, or anywhere unanimously agreed upon by the Directors. Meetings through telephone or other remote electronic communication shall be permitted, subject to the terms and conditions to be established by the Board of Directors and provided that (a) the Company shall implement reasonable measures to permit all directors participating in the meeting to communicate with each other simultaneously and instantaneously, and to vote on matters submitted to the Board approval; and (b) if any director votes or takes other action at the meeting held via electronic means, a record of such vote or other action shall be maintained by the Company.

6.6	Calls for any meeting of the Board of Directors, whether regular or special, shall be given by the Secretary to each Director in writing at least five (5) business days before the meeting, unless all the members waive the right to such prior notice.

6.7	The quorum of the meeting of the Board of Directors shall be four (4) Directors and [three (3)] affirmative votes of Directors present at such meeting shall decide any matter being the subject of the meeting.

6.8	The following matters shall be subject to review and approval by the Board of Directors:

(1)	The Board shall deliberate matters listed on Section 4.3 hereof and propose them for the approval of the Parties;

(2)	Establishment of the Medium-Term Business Plan of the Company according to Shareholders’ strategies, and establishment of the basic policy, annual plan and budget of the Company, including production, sales, profit estimates, investment plan and other budget related matters;

(3)

Investment for improvement or expansion of the facilities of the Company in amounts greater than one million U.S. dollars (U.S. $1,000,000) and less than [two million five hundred thousand] U.S. dollars (U.S. [$2,500,000]). Investments for improvement or expansion of the facilities of the Company in amounts of one million U.S. dollars (U.S. $1,000,000) or less shall be delegated by the Board of Directors to the President/CEO of the Company;

(4)	Establishment or change of:

i)	the organization structure, at the Managers’ level, including branches or liaison offices of the Company;

ii)	the Internal Regulations of the Company;

(5)	Appointment or removal of the Officers and External Auditors of the Company;

(6)	Review of the performance and compensation of the Officers of the Company;

(7)	Determination of detailed terms and conditions for the receiving of personnel from each Party or its Affiliated Corporations;

(8)	Engagement of outside certified public accountant(s), counsel(s), and consultant(s);

(9)	Creation of advisory and other Board committees;

(10)	Appointment of authorized signer(s) of the Company with respect to contracts, checks or any other documents;

(11)	General increase or decrease of the level of salary and wage for employees and change of the salary/wage structure and system;

(12)	Determination of the amount of contribution by the Company for profit sharing plan of employees with prior consultation with the Shareholders;

(13)	Loans or prepayments or other financing agreements or borrowing of money in one or more transactions in excess of three million U.S. dollars (U.S. $3,000,000), except draw-downs under already approved loans or other financing agreements;

(14)	Creating a pledge or other encumbrance on the assets of the Company in excess of one million U.S. dollars (U.S. $1,000,000);

(15)	Opening of credit in favor of a customer of the Company in excess of one million U.S. dollars (U.S. $1,000,000);

(16)	Settlement of a claim with customers, suppliers, or others, in excess of five hundred thousand U.S. dollars (U.S. $500,000);

(17)	Approval of policies for the purchase of slabs, ocean transportation, unloading, transportation by train and purchase of machinery and equipment, materials, utilities and services, and for the sale of finished steel products of the Company;

(18)	Approval of policies and general terms for the contracts not specified in Paragraph (17) above, in excess of two million U.S. dollars (U.S. $2,000,000);

(19)	Policies for important lawsuits and disputes and initiation and defense of legal and administrative proceedings involving the Company, its Director(s), and/or its Officer(s), provided that in the case of initiation of such proceedings the Parties should previously be informed;

(20)	Any other business which may be submitted to the Board of Directors from time to time, subject to the provisions of item 4.3 hereof;

6.9	Any powers other than those enumerated in Section 6.8 above shall also be reserved for the Board of Directors, subject to the provisions of item 4.3 hereof;

ARTICLE 7 OFFICERS

7.1	All officers shall be appointed by the Board of Directors. The Officers of the Company shall consist of:

(1)	a President/CEO; and

(2)	such other Officers as may be appointed by the President/CEO and designated by the Board of Directors.

7.2	RDL and JFE shall each instruct their representatives on the Board of Directors to follow the following criteria in the appointment of officers:

(a)	RDL and JFE shall always jointly appoint the President/CEO.

(b)	RDL shall always appoint the Officers responsible for the following areas:

(1)	financial matters of the Company and its subsidiaries, including treasury, and accounting;

(2)	procurement, purchasing, transportation and handling of slabs.

JFE shall always appoint the Officers responsible for the following areas:

(1)	production, maintenance and quality control;

(2)	engineering and technological matters.

(c)	RDL and JFE shall always have the right to appoint an equal number of Officers of the Company.

7.3	In the case of vacancy of one or more Officers, the Board of Directors shall immediately appoint the required number of new Officers to fill the vacancy. Each of the new Officers so appointed shall hold office for the unexpired term of his predecessor.

7.4	In the case of temporary absence or impediment of an Officer, such Officer shall appoint in writing one of the other Officers, who shall exercise, along with his own, the functions of the Officer absent or under impediment.

7.5	The term of office of each Officer shall be for one (1) year and shall extend until his successor has been appointed and qualified or until he shall resign or have been removed in the manner provided in the Bylaws.

7.6	The Board shall adopt formal job descriptions setting forth the powers and duties of the President/CEO and each Officer. The Board shall have the power to delegate any of the duties enumerated in Section 6.8 or Section 6.9 above to one or more of the officers of the Corporation, subject to appropriate oversight by the Board in accordance with Delaware law.

7.7	In accordance with paragraph 7.6 above, the Board shall delegate to the President/CEO the responsibility for formulating and periodically reviewing the organizational plan of the Company, subject to consultation with the Board of Directors. The organizational plan shall set forth the goals, resources, management structure, employees and internal regulations for each department and shall be designed to facilitate overall efficiency and productivity. The appointment of management personnel at the department head level shall be confirmed by the Board following nomination by the President/CEO.

7.8	It is understood that the idea and spirit of check and balance between RDL and JFE will be aimed and realized whenever possible in the nomination of Officers by the respective Parties as well as in the organization of the Company.

7.9	The President/CEO shall designate one of the Officers to perform, along with his own, the functions of the Secretary of the Company.

ARTICLE 8 EXTERNAL AUDITORS

8.1	External Auditors shall be designated by the Board of Directors prior to the close of business in each fiscal year, who shall audit and examine the books of accounts of the Company and shall certify to the Board of Directors and Shareholders the annual balance of said books, which shall be prepared at the close of each fiscal year.

8.2	No Director or Officer of the Company, and no firm or corporation of which such Director or Officer is a member, shall be eligible to discharge the duties of the External Auditors.

8.3	The compensation of the External Auditors shall be fixed by the Board of Directors.

ARTICLE 9 TRANSFER OF SHARES

9.1	It is the basic intention of the Parties to continue to own the stock shares of the Company in their possession. In the event, however, that any of the Parties desires to transfer, assign or create a pledge or other encumbrance on the shares of the Company in its possession, the following rules shall apply:

(1)	In the event RDL or JFE desires to transfer or assign the shares of the Company in its possession to a third party other than its Affiliated Corporations, RDL or JFE shall first offer to each other, as the case may be, the sale of such shares at the same terms and conditions at which the third party has offered to purchase the shares, and RDL or JFE shall respond to the other whether to purchase the offered shares within thirty (30) days after such offer is made. If the response is negative or no reply has been obtained within such period, RDL or JFE, as the case may be, may transfer or assign such shares to the third party, provided that the terms and conditions of such sale shall not be more favorable than those offered to the other Party;

(2)	The Party, who will sell, transfer, assign or create a pledge or other encumbrance on the shares of the Company in its possession to or in favor of a third party other than its Affiliated Corporations, shall cause such thirty party to execute and deliver to the other Party an undertaking letter that such third party shall undertake unconditionally and irrevocably the obligations of the Party under this Agreement in proportion to the number of shares so sold, transferred, assigned, pledged or encumbered to or in favor of the third party.

9.2	Any Party may sell, transfer or assign to its Affiliated Corporations all or any part of its shares or its preemptive right to subscribe to new shares of the Company, by giving written notice to the other Party; provided, however, that no such sale or transfer shall relieve the transferor of its obligations hereunder, and provide, further, that such Affiliated Corporation shall have agreed to become a party hereto, and the transferor and such Affiliated Corporation shall both be deemed to be parties to this Agreement whereby they shall jointly assume all the obligations of the transferor under this Agreement.

ARTICLE 10 COMMITMENTS ON EXERCISE OF VOTING RIGHTS

10.1	The Parties agree to exercise their voting rights at all meetings of Shareholders of the Company, whether annual or special, in such a manner as to assure the implementation of their covenants and undertakings in this Agreement, and to cause all elections of the members of the Board of Directors of the Company to be effected in accordance with the relevant provisions of this Agreement.

10.2	The Parties further agree to cause their respective designated members of the Board of Directors to exercise their votes, whenever required, so that the contents of this Agreement be fully respected and implemented.

10.3	In the case the Party transfers the whole or any part of its shares of the Company to its Affiliated Corporation, the Party and such Affiliated Corporation shall exercise their voting rights as an integral party.

ARTICLE 11 ADJUSTMENT OF RIGHT TO APPOINT DIRECTORS AND OFFICERS

In the event that the shareholding ratio of the common stock between the Parties as specified in Section 2.1 hereof should be substantially altered in the future, each Party’s right to appoint the Directors and Officers shall be reasonably adjusted.

ARTICLE 12 FINANCING POLICY

The Company shall target to operate as a standing-alone company, by securing its own financial resources as may be requested by the normal operation of the Company or by its investments. Judging from the soundness and strength of the Company achieved in its years of successful operation, the Parties further agree not to provide any “shareholders’ letter” as comfort letter or any other letter of awareness, as may be requested by financial institutions when the Company is securing a new financing mechanism.

ARTICLE 13 DISTRIBUTION OF PROFIT

The declaration of dividends shall be discussed by the Parties at the annual meeting of Shareholders or at a special meeting of the shareholders called for that purpose and subject to any limitation on the payment of dividends contained in an agreement to which the Company is a party, the Parties shall recommend to the Board that, subject to any requirements or limitations in the Certificate of Incorporation or any financing of the Company, the Company shall distribute from its profits as much dividends as possible after taking into consideration factors such as maintaining competitiveness of the Company, its financial position and cash flow of the Company.

ARTICLE 14 ACCESS TO DATA OF THE COMPANY

14.1	Either Party, through its duly authorized representative and at its own expense, may, during business hours of the Company, examine and copy the books and records of the Company. Further, either Party may likewise visit the production site and any other premises of the Company or its subsidiaries.

14.2	The Company shall prepare and send to each Party every month a business report describing and analyzing in reasonable detail the operation, purchase of raw materials, sale of products and financial conditions for each period. Furthermore, the Company shall report to each Party whenever any extraordinary event arises.

ARTICLE 15 DISPATCHED PERSONNEL

RDL and JFE will send their respective personnel to the Company as required by the Board of Directors of the Company for its management and operation pursuant to the terms and conditions to be agreed upon between the Company and the Party concerned in the spirit of equal treatment between the Parties.

ARTICLE 16 MISCELLANEOUS PROVISIONS

16.1	Governmental Approvals

The Parties acknowledge that the implementation of some provisions of this Agreement is subject to the previous approval of the competent governmental authorities of Japan, Brazil and the United States of America.

16.2	Confidentiality

Each Party shall keep strictly secret and confidential any secret and confidential information of the other Party and of the Company which may have come to its knowledge in connection with and through the performance of this Agreement.

16.3	Assignment of Agreement

No Party shall assign this Agreement without the prior written consent of the other Party.

16.4	Amendment of Agreement

No amendment to this Agreement and/or the documents annexed hereto shall be deemed to be effective and valid unless it is executed in writing and the express consent of the Parties appears on the written amendment. In the case of any change of the common stock holding ratio between the Parties, necessary and proper amendments hereto shall be agreed upon by and between the Parties.

16.5	Notice

All notices to be given hereunder shall be in writing sent by registered or certified airmail, return receipt requested, to the addresses stated below. If any of the Parties has changed its address, written notice thereof shall be given to the other Party, with copy to the Company. All notices shall be effective upon receipt thereof. Notice by telecopy shall also be effective upon receipt thereof, provided, however, that it shall be confirmed by means of registered or certified airmail without delay. Any such notices given by mail shall be considered to have been given on the fifteenth (15th) day after having been mailed in the manner provided above.

to RDL:	c/o Companhia Vale do Rio Doce
Avenida Graça Aranha, 26-7 andar
Rio de Janeiro, RJ, Brazil
Attn: Steel Division
Telefax: (55-21) 3814-4836

to JFE:	c/o JFE Steel Corporation
2-2-3, Uchisaiwai-cho, Chiyoda-ku
Tokyo 100, Japan
Attn: Steel Business Planning Department
Telefax: 03-3597-3246 (Please confirm)

16.6	Applicable Law

This Agreement shall be governed by the laws of the State of Delaware of the United States of America.

16.7	Waiver

No waiver of any default under this Agreement shall be effective unless embodied in writing and signed by the Party against whom such waiver is claimed. No waiver of any breach or default shall be deemed to be a waiver of any other or subsequent breach or default.

16.8	Entire Agreement

This Agreement sets forth the entire agreement between the Parties and shall prevail over any previous agreement or understanding, whether written or not, between the Parties. This Agreement supersedes the Restated Shareholders Agreement dated June 27, 1995 and amended on October 6th, 2004 and signed by and between JFE, RDL and CVRD.

16.9	Termination

In the event of substantial breach of this Agreement by one of the Parties, this Agreement may be terminated by the other Party upon ninety (90) day prior written notice to the Party committing such breach. The said termination shall become effective at the end of such ninety (90) day period unless the breach is cured within the said period.

16.10	Arbitration

Any dispute, controversy or claim arising out of or relating to the enforcement or interpretation of this Agreement shall be settled by arbitration in accordance with the American Arbitration Association rules then in effect. In any such arbitration proceeding there shall be three (3) arbitrators. Each Party shall appoint one (1) arbitrator and the two (2) arbitrators so appointed shall appoint the third arbitrator who shall act as chairman of the arbitration tribunal. The arbitration proceeding shall be conducted in Los Angeles, California. The award of such arbitration shall be final and binding upon the Parties. Except with respect to those management or operating policies for the Company expressly set forth herein, in no event shall any dispute between the shareholders regarding the management or disposition of the Company or its assets be a subject for arbitration under this provision.

16.11	Effective Date and Duration

(1)	This Agreement shall come into force on the date when, after it has been signed by the Parties, the respective Boards of Directors of the Parties have obtained from the authorities of their respective governments all approvals and authorizations hereof that may be required. Each Party shall make its best efforts to obtain, as soon as possible, such approvals and authorizations and shall extend to the other Party necessary assistance and cooperation for such purpose. Such approvals and authorizations, when obtained, shall promptly be notified by one Party to the other.

(2)	This Agreement shall remain in full force unless and until the first to occur of (i) either RDL or JFE ceasing to own at least twenty five percent (25%) of the outstanding common stock of the Company, it being understood that those shares held by any Affiliated Corporations of any of the Parties shall be regarded as being owned by such Party, or (ii) the dissolution or liquidation of the Company.

IN WITNESS WHEREOF, the Parties have caused their representatives, duly authorized for the purpose, to execute three (3) copies of this instrument, all of which shall be original, this 1st day of April, 2008, each Party retaining a copy thereof.

RIO DOCE LIMITED				JFE STEEL CORPORATION

By:	/s/ Guilherme Cavalcanti	By:	/s/ Vicente Wright	By:	/s/ Kazuhisa Hamagami
Name:	Guilherme Cavalcanti	Name:	Vicente Wright	Name:	Kazuhisa Hamagami
Title:	Director	Title:	CEO	Title:	Senior Vice President

IN ACKNOWLEDGMENT WHEREOF, the representative of the parent company of RDL has signed hereunder.

COMPANHIA VALE DO RIO DOCE

By:	/s/ Jose Carlos Marins	By:	/s/ Demian Fiocca
Name:	Jose Carlos Marins	Name:	Demian Fiocca
Title:	Director Executive	Title:	Director Executive

CALIFORNIA STEEL INDUSTRIES, INC. hereby duly acknowledges this Agreement, on the same day and year above.

CALIFORNIA STEEL INDUSTRIES, INC.

By:	/s/ Masakazu Kurushima
Name:	Masakazu Kurushima
Title:	President and CEO